SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 17, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No   X
                                    ---          ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Vivendi Environnement logo                                    Vivendi Water logo


                                  PRESS RELEASE

               VIVENDI ENVIRONNEMENT STRENGTHENS PRESENCE IN CHINA
                             WITH TWO NEW CONTRACTS

   Total consolidated revenue from the contracts amounts to 700 million euros.



Paris, December 16th, 2002 - Vivendi Environnement's water division, Vivendi Water, has signed two new contracts for outsourced management services in the People's Republic of China, with the municipalities of Baoji and Zhuhai.


The 23-year contract signed with Baoji, a new town with a population of 500,000 located near Xian, calls for the refurbishment and extension of two drinking water treatment plants and their operation for 23 years. Consolidated revenue will amount to 300 million euros during the term. The investment will total 40 million euros and will be financed with the Beijing Capital Group, with which Vivendi Water recently set up a partnership to realize some of its projects in northern China. The work will be carried out by Vivendi Water Systems, the design-build subsidiary of Vivendi Water.


The contract signed with Zhuhai, a coastal city and Special Economic Zone with a population of 1.2 million located between Hong Kong and Macao, is Vivendi Water's first for wastewater treatment in China. The contract covers two wastewater treatment plants, an existing plant and one to be built, and their operation for 30 years. Consolidated revenue will amount to 400 million euros during the term.
The investment will be 26 million euros, financed in partnership with Hong Kong investors. Vivendi Water Systems will design the new plant and supply the equipment.

Vivendi Water will take majority control of both operating companies.


The signature of these two contracts comes in addition to the Pudong contract in Shanghai signed in May 2002 and existing contracts in Chengdu, Tianjin, Guangdong and Hong Kong. They strengthen Vivendi Environnement's growth objectives in China.

Vivendi Water, a subsidiary of Vivendi Environnement, is the leading global provider of water and wastewater services for municipal authorities, industrial companies and consumers. The company provides the entire range of outsourcing and design-build services, as well as equipment and systems. With operations in more than 100 countries, Vivendi Water serves over 110 million consumers and 40,000 industrial customers worldwide. It has revenues of 13.6 billion euros for 2001 and 85,700 employees.



Important Disclaimer:
Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This [document/press release] contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.

Press contacts:
Vivendi Water                                 Image 7 pour Vivendi Environnement
Adeline Brice                                 Monique Denoix
Tel: + 33 (0)1 49 24 30 49                    Tel: + 33 (0)1 53 70 74 57
Fax: + 33 (0)1 49 24 34 61                    Fax: + 33 (0)1 53 70 74 80
e-mail: adeline.brice@generale-des-eaux.net   e-mail: mdenoix@image7.fr



VIVENDI ENVIRONNEMENT                                                                               VIVENDI WATER
Societe Anonyme a Directoire et Conseil de Surveillance      Societe anonyme au capital de 4.016.194.988,40 Euros
au capital de 4.673.361.892,50 Euros                                 Siege social : 52, rue d'Anjou - 75008 Paris
Siege social : 36/38, avenue Kleber -                                                    421 345 042 R.C.S. Paris
75016 PARIS 403 210 032 RCS PARIS

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 17, 2002

                                           VIVENDI ENVIRONNEMENT


                                           By: /s/ Jerome Contamine
                                               --------------------------------
                                               Name: Jerome Contamine
                                               Title: Chief Financial Officer